

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 15, 2011

Michael Baron
Chief Executive Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway, Suite 170
Las Vegas, NV 89119

> **Re:** **Las Vegas Railway Express, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2010**
> **File No. 333-144973**

Dear Mr. Baron:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant